SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México
(Name of Subject Company)

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Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México
(Name of Person(s) Filing Statement)

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Series B Shares, par value Ps.3.780782962

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

0596B103 (American Depositary Shares Representing Series B Shares)
(CUSIP Number of Class of Securities)

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Felipe Garcia Ascencio

Chief Executive Officer

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México, Mexico

+ (52) 55-5257-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Banco Santander México, S.A., Institución de Banca MúlTiple, Grupo Financiero Santander México

Table of contents

ITEM

1.	Call to the General Extraordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to take place on November 30, 2022 and details of the agenda (English Translation).

2.	Letter from the Secretary of the Board of Directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México regarding the call for a General Extraordinary Shareholders’ Meeting of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to take place on November 30, 2022 (English Translation).

Item 1

BANCO SANTANDER MEXICO, S.A., INSTITUCION DE BANCA MULTIPLE, GRUPO FINANCIERO SANTANDER MEXICO

CALL

By resolution of the Board of Directors of the Company, the holders of Series "F" and Series "B" shares of the capital stock of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Company”), pursuant to the Mexican General Corporations Law and the Corporate Bylaws, are called to an General Extraordinary Shareholders’ Meeting to take place at 11:00 A.M. on November 30, 2022 at the offices of the Company, located at Prolongación Paseo de la Reforma número 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, Mexico City, to address the following subjects:

AGENDA

I.	Discussion and, if applicable, approval to (a) cancel the registration of all the shares representing the Company's capital stock before the National Securities Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and withdraw its listing in the Mexican Stock Exchange, S.A.B. de C.V. (Bolsa Mexicana de Valores, S.A.B. de C.V.), (b) withdraw the American Depositary Shares (each of which represents five series “B” shares of the Company) from the listing on the New York Stock Exchange and withdraw the series “B” shares of the Company and the American Depositary Shares from the registration with the United States Securities and Exchange Commission; and (c) make certain public offers for the acquisition of the series “B” shares representing the capital stock of the Company and American Depositary Shares in connection with the foregoing. Resolutions in this regard.

II.	Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

In order to attend the Meeting, shareholders shall present the corresponding form (Admission Card), which shall be issued at the offices of the Secretary of the Company at Prolongación Paseo de la Reforma número 500, 2nd floor -207, Col. Lomas de Santa Fe, Alcaldía Álvaro Obregón, in Mexico City. Likewise, shareholders are informed that the forms required to attend and exercise their voting rights at such Meeting will be delivered upon the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities prepared for such purpose, and a copy of the Federal Taxpayer Registry of each stockholder pursuant to the terms of article 27 of the Mexican Federal Tax Code. The Registry of Shareholders shall be closed two business days before the date of the Shareholders' Meeting takes place.

Likewise, the information mentioned in the Agenda shall be at the shareholders disposal at no cost at the domicile of the Company mentioned in the foregoing paragraph and will be available to shareholders at least fifteen days prior to the date the Shareholders' Meeting takes place, pursuant to the provisions of article 16 bis of the Mexican Banking Law and article 49 subsection I of the Mexican Securities Market Law.

The shareholders may be represented at the Meeting by a proxy appointed via power of attorney indicated in the forms prepared by the Company under the terms of article 16 of the Mexican Banking Law and article 49 subsection III of the Mexican Securities Market Law. Such forms shall be at the disposal of the shareholders from the date hereof at the domicile of the Secretary of the Company so that they may collect them and distribute them among their representatives.

Mexico City as of November 1, 2022

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Lic. Fernando Borja Mujica

Secretary of the Board of Directors

Item 2

Dear Shareholder:

The Board of Directors of Banco Santander México, S.A. Institución de Banca Múltiple, Grupo Financiero Santander México (Santander México) has called for a General Extraordinary Shareholders' Meeting “the Meeting” to be held on November 30, 2022 at 11:00 A.M., in which it will be submitted for approval of the shareholders:

I.	Discussion and, if applicable, approval to (a) cancel the registration of all the shares representing the Company's capital stock before the National Securities Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and withdraw its listing in the Mexican Stock Exchange, S.A.B. de C.V. (Bolsa Mexicana de Valores, S.A.B. de C.V.), (b) withdraw the American Depositary Shares (each of which represents five series “B” shares of the Company) from the listing on the New York Stock Exchange and withdraw the series “B” shares of the Company and the American Depositary Shares from the registration with the United States Securities and Exchange Commission; and (c) make certain public offers for the acquisition of the series “B” shares representing the capital stock of the Company and American Depositary Shares in connection with the foregoing. Resolutions in this regard.

II.	Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

The call to celebrate the Meeting was published on November 1st by publication made in the electronic publications system for corporations of the Ministry of Economy (Secretaría de Economía).

Voting is very important, both to the company and to you as a shareholder. We urge you to vote as soon as possible.

All the information regarding the Meeting will be available at least fifteen days prior to the date the Shareholders' Meeting takes place at: www.santander.com.mx/ir/asambleas/. For any clarification, you can contact Investor Relations of Santander México through the mailbox investor@santander.com.mx

Finally, Santander Mexico hired Morrow Sodali, to answer any question or concern that you may have in relation to the agenda to be discussed at the Meeting. You can reach them at santander@morrowsodali.com or by calling the following:

-	Shareholders Call Toll Free: (800) 662-5200

-	Banks & Brokers Call Collect: (203) 658-9400

Thank you very much for your trust.

Yours truly,

Lic. Fernando Borja Mujica

Secretary of the Board of Directors